

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Mala Murthy
Chief Financial Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 203
Purchase, New York 10577

> **Re: Teladoc Health, Inc.**
> **Form 8-K for the Period Ended April 29, 2020**
> **Filed April 29, 2020**
> **File No: 1-37477**

Dear Ms. Murthy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 29, 2020

Non-GAAP Financial Measures , page 1

1. You present "gross margin" as a non-GAAP measure defined as total revenue minus total cost of revenue (exclusive of depreciation and amortization shown separately) as a percentage of total revenue. In regards to such measure please provide the following:
    *   Please relabel your non-GAAP measure as investors may confuse it with GAAP gross margin.
    *   Please present a reconciliation for your non-GAAP measure, in accordance with Item 10(e)(1)(i)(B) of Regulation S-K to the most directly presented GAAP measure. Please provide an example of such reconciliation for each of the periods presented. Please refer to the comparable guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations; and
    *   Please revise to also present the most directly comparable GAAP measure with equal or greater prominence in your disclosures. Please refer to Question 102.10 of the

   Division of Corporation Finance's Compliance and Disclosure Interpretations on
   Non-GAAP Financial Measures for guidance

  In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

  You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Ameen
Hamady, Staff Accountant, at (202)551-3891 or Terence O'Brien, Accounting Branch Chief, at
(202)551-3355 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Christopher.J.Clark